FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding completion of trial run and approval obtained for various generating units of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 7, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
COMPLETION OF TRIAL RUN AND APPROVAL OBTAINED
FOR VARIOUS GENERATING UNITS

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International Inc. (the "Company") announced that the new construction project as part of the program to substitute small generating units with big ones at Henan Huaneng Mianchi Cogeneration Power Plant (of which the Company owns a 51% interest) (the "Project") had been recently approved by the Development and Reform Commission of the State.

The Project will build two sets of 300MW coal-fired cogeneration units with an estimated dynamic investment of RMB 2.86 billion, of which 20% will be project capital to be contributed by the Company, Mianchi County Huimeng Town Development and Investment Co., Ltd., Yima Coal Industry Group Co., Ltd. and Tianrui Group Co., Ltd. in the respective proportion of 51%, 19%, 15% and 15%. The remaining investment will be funded by bank loans.

In addition, Unit 3 (20MW) and Unit 4 (20MW) of Hunan Yongzhou Xiangqi Hydropower Station (which is wholly-owned by the Company) and Unit 1 (12.5MW) of Liaoning Suzihe Hydropower Station (which is wholly-owned by the Company) had respectively completed trial run recently.

To date, the Company’s total controlled generation capacity has increased to 60,317MW from 60,264MW, and total equity-based generation capacity has increased to 55,357MW from 55,304MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
7 September 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:    September 7, 2012